DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com

Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

August 7, 2025

VIA EDGAR
==========
Aaron Brodsky
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Fitzgerald Infrastructure Fund, File Nos. 333-262031 and 811-23773

Dear Mr. Brodsky,

On July 3, 2025, Cantor Fitzgerald Infrastructure Fund (the “Trust” or the “Registrant”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”). On July 10, 2025, you provided oral comments to the Proxy Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Comment 1. In the future, please mark preliminary proxy materials as preliminary copies.

Response. The Registrant marked the cover page as being a preliminary proxy, but the Registrant will add something additional in the future indicating that it is a preliminary proxy.

Comment 2. Please outline in the disclosure any appraisal or similar rights of dissenters and the procedures that must be followed by shareholders to exercise or perfect those rights. If this is not applicable, please state in disclosure that there are no appraisal rights.

Response. The Registrant has revised the disclosure in “Additional Information” to indicate that there are no appraisal rights.

Comment 3. Please supplementally address whether the Registrant, the adviser, or any of its affiliates have entered into a standstill agreement with respect to a third party. If so, please provide a copy or direct the Staff to where it is filed on EDGAR.

Page Two

Response. The Registrant confirms that there are no standstill agreements.

Comment 4. Please supplementally explain when the adviser anticipates the effective date of the Transaction will be.

Response. The timing of the effective date of the Transaction depends on factors outside the adviser’s control, such as various regulatory approvals for other entities impacted by the Transaction, but the adviser anticipates closing the Transaction as soon as possible.

Comment 5. If the effective date of the Transaction will not be for months or longer, please explain why a vote closer to the effective date would not be required.

Response. While the Registrant is not aware of any statutory requirement regarding the timing of the closing of a known Transaction and getting any related shareholder approvals, as noted in our response to Comment 4 above, the effective date could be imminent, although it is unclear when exactly the Transaction will be able to close. It is in the best interests of shareholders to have an orderly transition from the prior advisory agreement to the new advisory agreement, so getting the vote now is in the shareholders’ best interests in order to avoid a situation where the effective date occurs before the shareholders have voted on the matters presented in the proxy.

Comment 6. Please disclose when the board approved the interim management agreement.

Response. As stated in the Proxy Statement, the Board considered and approved the interim management agreement at Board meetings held on February 12, 2025 and June 27, 2025. The second meeting was to update the Board on the details of the expected Transaction.

Comment 7. In the chart in “Information about the Adviser”, please include any directors and general partners of the adviser.

Response. The Registrant has revised the disclosure as requested.

Comment 8. In “Evaluation by the Fund’s Board” in “Economies of Scale”, please revise the last sentence to indicate what the Board determined, not the adviser.

Response. The Registrant has revised the disclosure as requested.

Comment 9. Please describe any material differences between the old and new agreements or direct the Staff to where that disclosure already is.

Response. The Registrant believes that the requested disclosure is already provided, but it has revised the disclosure in the section “The New Management Agreement” to provide a more explicit comparison.

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Comment 10. Please provide a redlined copy of the definitive proxy statement that includes the proxy card in advance of filing the definitive proxy statement.

Response. The Registrant will provide the information requested.

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle